UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Grupo Aval Acciones y Valores S.A. General Shareholders’ Meeting to be held on March 22, 2013 and proposed distribution of profits to be considered by the General Shareholders’ Meeting

Item 1

The Board of Directors and the Chairman of Grupo Aval Acciones y Valores S.A. hereby call the common shareholders to the Ordinary General Shareholders’ Meeting to be held on March 22, 2013 at 9 am.

Below please find the proposed distribution of profits to be considered by the General Shareholders’ Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FROM JULY TO DECEMBER 31, 2012
GENERAL SHAREHOLDERS’ MEETING

Net Income		802,398,387,275.67

With tax benefit	802,398,387,275.67

Plus
Occasional reserve release for the General Shareholders’ Meeting disposal		2,736,083,196,250.82
With Tax-Benefit	2,275,390,597,393.99
Without Tax-Benefit	460,692,598,856.83

Total Income available for the General Shareholders’ Meeting disposal		3,538,481,583,526.49

To distribute a cash dividend of $ 4,20 per share per month, from April to September of 2013, including these two months as follows:		467,504,514,615.60
Over 18.551.766.453 common and preferred outstanding shares
With tax benefit	467,504,514,615.60

Dividends shall be paid within the first ten (10) days of each month to shareholders at the moment each payment is due, according to the applicable regulation and in proportion to the amount paid when such dividend becomes available

Occasional reserve for disposal at the General Shareholders’ Meeting		3,070,977,068,910.89

Total with Tax-Benefit	2,610,284,470,054.06
Total without Tax-Benefit	460,692,598,856.83

TOTAL		3,538,481,583,526.49

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel